Sit Investment Associates
Mutual Funds Newsletter
Fall 2018

Luncheon Speakers Discuss Economy and Interest Rates

In his introductory remarks at the Sit Mutual Funds annual shareholder luncheon, Economist and Director Dr. Sidney Jones quoted Economist John Kenneth Galbraith: "The only function of economic forecasting is to make astrology look respectable." Jones then went on to comment on the prospects for the current cyclical expansion and provide his forecast for 2019.

Jones believes the economic outlook continues to reflect pervasive optimism based on sustained global growth through trade and investment, improved employment and income gains, euphoric business and consumer sentiment surveys, the residual fiscal thrust provided by previous tax and spending legislation, and the success of the Fed's gradual, moderate, linear efforts to "normalize" monetary strategies. Despite the positives, there is growing concern that global growth has peaked and is beginning to decelerate. Jones believes that vital trade and investment will be disrupted by economic nationalism and protectionism. Fiscal stimulus will begin to lose its marginal impact, and the Federal Open Market Committee may tie too much to monetary tightening and apply it too rapidly. He stated that fourth quarter 2018 real GDP growth may slip slightly below the recent +3% pace. The real GDP growth rate during 2019 will probably decelerate to the +2.5% zone. His baseline forecast assumes that solid global and domestic economic growth will be sustained through 2019. Nevertheless, Jones does not think the business cycle is dead. He said that economists are rarely able to accurately predict cyclical turning points, which usually occur suddenly, with most analysts focusing on the contentious details of possible monetary, fiscal and regulatory decisions. Jones believes that powerful political, social and security issues will determine the future, and internal critics and external competitors will challenge the very successful liberal system of integrated and competitive markets and multilateral institutions and policies.

Sit Investment Associates CEO and Global Chief Investment Officer Roger Sit discussed the firm's internal views on the economy and investment environment as well as its investment strategy.

Sit said that current fundamentals support at least a 2.5% to 3.5% economic growth environment both in the U.S. and globally. The wide range is due to the many moving parts: global trade, slowdown in China, and traction from tax reform to name a few. Current meaningful growth in the U.S. reflects the benefits of tax reform, deregulation, repatriation of corporate cash, infrastructure and capital spending, and other pro-business policies. These tailwinds are offset by headwinds: less accommodative monetary policies, trade tariffs, possible trade war, a strengthening U.S. dollar, and immigration policy. Sit believes the Federal Reserve will become less accommodative in a systematic, data-dependent manner.

The firm believes that equity markets are shifting from a monetary-policy-driven market to one more driven by company fundamentals. Over the past nine years, markets have risen as a result of price earnings multiple expansion in anticipation of improving economies and corporate earnings. But Sit does not expect stock multiples to expand further. Rather, there should be continued stock price appreciation in both 2018 and 2019, but volatility will likely increase. He said that we are now in a stock picker's market that has been unfolding since 2017. Strong fundamentals and quality earnings are essential for stock price appreciation and sustaining stock price valuations.

While it is important to have well diversified portfolios, active management helps protect exposure in more volatile/down markets. Sit equity portfolios continue to employ a diversified "barbell" strategy, where one side focuses on pro-growth companies benefiting from Trump-promoted themes, and the other side emphasizes less cyclical, traditional growth companies with visible potential revenues and earnings, with a focus on U.S. and developed markets. Companies on both sides of the "barbell" should possess high-quality characteristics and a favorable risk/reward profile.

Sit Fixed Income President Michael Brilley said the Fed is implementing a more gradual adjustment in its rate setting – moving towards a 3% - 4% range. The 10-year Treasury is likely to be rising towards 3% - 4%, which would result in a flat yield curve. He believes that the flat yield curve will have an upward spike because there is a very large volume of 2-6 year Treasuries held by the Fed that are not going to be reinvested. As a result, there will be more upward pressure in that portion of the yield curve. About three years ago, we decided that future prospects of rising interest rates meant that we needed to hedge or reduce the risk of rising interest rates. Across Sit bond funds we have been hedging (shorting Treasury futures on 2-, 5-, 10-year and some long-term bonds), which has benefited our Funds.

Outstanding federal debt is rising, but the Fed's balance sheet (bonds held by the Federal Reserve) is coming down. Currently, $50 billion a month is not being reinvested, which is reducing the demand for Treasuries. The maturity schedule of Fed holdings is quite short at 2 to 6 years in most of those holdings, which is why we believe there will be more upward pressure on that portion of the yield curve.

Income is important to bond investors, and Sit bond funds seek above-average strong yields. Hedging to reduce risk has produced less price depreciation and generated returns higher than the funds' benchmarks. We are likely to continue these hedges in 2019 and for as long as the outlook is for rising interest rates.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and Chief Investment Officer*



Unorthodox, late-cycle fiscal stimulus and deregulation have countered the impact of measured monetary tightening – contributing to a notable acceleration in U.S. economic growth, with real GDP on pace to increase +3.0% in 2018. Leading economic indicators suggest the economy will remain relatively robust heading into 2019, but we anticipate that GDP growth will moderate gradually to the low +2.0% range by the end of 2019 as the impact of fiscal stimulus fades, financial conditions tighten, and inflationary pressures mount. Escalating trade tensions, diverging global growth prospects, rising interest rates, and an appreciating U.S. dollar are dampening the resurgence in domestic business optimism and capital investment. Further, U.S. federal debt held by the public will balloon +37% to $20.3 trillion by year-end 2022, according to the Congressional Budget Office – possibly crowding out private investment.

Despite an historically low headline unemployment rate of 3.7%, the U.S. economy added to nonfarm payrolls at an average pace of roughly 208,000 jobs per month in the first nine months of 2018. The participation rate, a steady decrease in which distorted unemployment figures earlier in the expansion, now remains stable at about 63%. The labor market is broadening to include more low- and middle-wage jobs. Labor shortages are increasingly obvious, with the number of job openings currently exceeding the number of unemployed and over half of businesses stating that there are few or no qualified applicants. Tight employment is exerting upward pressure on wage growth and limiting the ability of some companies to expand. Efforts to bring people back into the workforce appear to be having incremental success and could help sustain demand for workers in the intermediate term.

The positive multiplier effects of tax cuts and deregulation on business investment are an essential offset to tariffs and monetary tightening as the direct impact of fiscal stimulus begins to diminish later in 2019. The offshoring of U.S. manufacturing has resulted in lower capital intensity, higher corporate profitability, restrained inflation, and diminished economic cyclicality. However, underinvestment in domestic capital has also lowered GDP growth potential through supply (and demand) destruction. The U.S. may be on the cusp of a sustained upturn in domestic investment driven by corporate tax reform, trade policy recalibrations, rising offshore production costs, aging capital stock, capacity constraints, and technology advances. Surging U.S. business confidence following the 2016 elections has led to a meaningful uptick in capital investment. However, lingering trade policy uncertainty has led to a modest dip in business optimism and capex intentions more recently, though these metrics remain close to historically high levels. While the pending deals with Mexico and Canada alleviate some uncertainty, challenging trade negotiations with China are a key risk to both capex and global growth.

Real consumer spending, which has grown at an annualized rate of +3.0% over the last five years, remains a steadfast contributor to GDP growth. Spending on durable goods has been particularly robust, but growth is expected to slow moderately as unit sales of new light vehicles plateau and rising interest rates negatively impact demand for big-ticket items. Rising gas prices will also have a dampening effect on discretionary purchases. Still, household balance sheets are in excellent shape, and rising wage growth should support ongoing strength in consumer spending.

In the UK, Brexit-related policy uncertainty, pound depreciation, and inflation continue to weigh on the economy. UK real GDP growth is on pace to decelerate to +1.4% in 2018. Brexit could push the UK economy into recession and have a notable risk of contagion to the EU.

Euro Area economic growth decelerated in the first half of 2018, as U.S. protectionism, euro appreciation, global growth divergences, and oil inflation hampered demand. However, some macro indicators suggest the business climate stabilized in the third quarter. Export demand is recovering, loan growth is accelerating, and the Purchasing Managers' Index generally remains consistent with real GDP growth of +2.0% for 2018. Tightening in both the labor market and manufacturing capacity bodes well for consumer spending and capital investment, and relatively benign inflation has permitted monetary policy to remain unexpectedly dovish. Nonetheless, with exports accounting for nearly 50% of GDP, the Euro Area is sensitive to escalating trade tensions, slowing growth in China, increasing emerging market pressures, and an appreciating euro. We expect a modestly healthy growth profile for the region in 2019.

We remain cautious on Japan's growth prospects as the Bank of Japan reaches the limits of monetary easing, fiscal constraints begin to bite, and structural reforms remain marginal. Earnings pressure on domestic lenders from a flat curve/near zero rates and an increasingly illiquid government bond market are proving to be drawbacks, suggesting monetary easing is nearing its limit. Fiscal policy is constrained as the government debt balance nears a staggering 200% of GDP. Next autumn's consumption tax hike to address the high debt burden will come at the expense of growth.

China's economic growth is slowing amid the deleveraging initiatives that began in late 2017. For the first eight months of 2018, investment growth has fallen to +5.3% year over year. Infrastructure investment has been a key drag. While capital expenditures in the manufacturing and property sectors has held up relatively well, consumption has softened on weaker demand for housing and autos. The trade dispute with the U.S. clearly is a major external risk to China's economy in our view. The Chinese government continues to implement easing measures to preempt/mitigate the impact of tariffs.

Fixed Income

We forecast the fed funds rate will stabilize at 3.0% in June of 2019, as the Federal Reserve continues to wind down its balance sheet.

Inflation expectations generally drive the 30-year Treasury bond yield, which is up roughly 45 basis points year to date. The core personal consumption expenditure price index, the Fed's favored inflation metric, has been slow to react to the strong growth and inflationary pressures. The 2-year Treasury bond, which is much more influenced by the fed funds rate, is up 93 basis points. We expect the curve to continue flattening as the Fed increases rates to hold inflation (and 30-year yields) in check. We also see the potential for yield curve inversion, with little threat of recession in the face of strong economic activity.

We believe that short-term yields will rise due to Fed rate increases, an additional $1 trillion of shorter-term Treasury supply, and falling demand for 2- to 5-year Treasuries as the Fed reduces its balance sheet. Longer-term yields will rise due to both increased inflation expectations and reduced defined benefit plan contributions. Current economic strength is supporting corporate bond spreads. We continue to favor higher quality credits going into the last quarter of 2018, and we continue to position portfolios defensively against rising interest rates and the forming of a "V-shaped" yield curve that we are calling for in 2019.

The third quarter of 2018 was challenging for both municipals and Treasuries, with municipal returns outperforming Treasuries. Long duration munis fell -0.48% in the quarter, while the 30-year Treasury returned -3.27% for the period. The best 3-month performance was for 10-year bonds at +0.06%. By comparison, the 10-year Treasury returned -1.09% for the period. Short/intermediate maturities of 1-, 3-, 5-, and 7-years all had slightly negative returns. Year-to-date returns further out on the municipal curve were increasingly weaker. Treasury returns followed the same path along the curve, but underperformed municipal bonds. Municipal performance is consistent with an adjustment to reduced demand for tax-exempt bonds by banks (which prefer longer bonds) following tax reform and strong demand by individual investors (who generally prefer short to intermediate bonds). Lower quality credits continue to perform better.

The municipal yield curve is at its flattest since late 2007. The absolute level of yields rose significantly this quarter. The 2-year spot yield experienced a sharp 33 basis point increase. The 30-year tax-exempt spot yield rose 25 basis points. The 10-year spot yield rose a lesser 12 basis points – reducing the 2-10 spread

to 61 basis points, while widening the 10-30 by 13 basis points. The yield on the Bond Buyer 40-Bond Index, comprised of mainly long bonds, rose by 16 basis points. Additional increases in short-term rates are likely to flatten tax-exempt yields further.

New long-term municipal bond issuance was $84.2 billion in 3Q18, bringing 2018 year-to-date volume to $249.4 billion -- 14.9% below the total for the same period in 2017. This lighter issuance has been widely anticipated in the wake of federal tax law changes that eliminated tax-exempt advance refunding capability. Final 2018 new issuance should come in well below the $436 billion in 2017. Robust "new money" issuance is the most since 2010. Moderate supply should continue to be supportive of the market.

We anticipate that tax-exempt interest rates will rise modestly, and the tax-exempt yield curve will flatten slightly more through year-end. We remain focused on high quality, medium to long term housing bond issues and other bonds possessing both shorter call provisions and higher coupons to limit extension risk.

Equities

Despite the current long equities bull market, domestic equities are more reasonably valued than they were toward the end of the 1990-2000 run. Helped by pro-growth policies, the U.S. economy is on solid footing with a low likelihood of recession within the next 18 to 24 months. Nonetheless, inflationary pressures are mounting and year-over-year earnings comparisons will become difficult for a number of industries heading into 2019, underscoring the importance of selecting stocks of companies with pricing power and visible market demand. In addition, we believe the current Fed tightening cycle will lead to higher volatility and lower correlations, providing better prospects for stock picking. An emphasis on quality growth and dividend paying stocks trading at attractive valuations should serve investors well going forward.

We anticipate that domestic equities will continue to outperform most international peers, at least in the intermediate term, due to robust U.S. corporate earnings growth and the U.S. economy's "safe haven" attributes. Sit Funds' domestic portfolios emphasize pro-cyclical stocks tilted toward capital spending and inflation beneficiaries, while also focusing on secular/traditional growth companies that possess visible earnings growth, strong balance sheets, and attractive valuations. We maintain positions in well-capitalized financials, and we are adding to select positions in technology, capital goods, and transports on tariff-related volatility. Finally, we are positive on the energy sector due to spending discipline, increasing dividends, and equity valuations.

Within international mandates, portfolios are slightly underweight Europe, overweight Asia (ex-Japan), and underweight both Japan and Latin America. We believe it is best to remain diversified and invested in high-quality growth stocks that have both secular and/or niche growth drivers.

We prefer defensive and domestically focused equities for emerging market portfolios, while retaining our "new economy" exposure for global portfolios. Investments in "new economy" stocks, which are geared toward domestic demand, remain our key long-term strategy. We prefer stocks with secular drivers, low global macro sensitivity, stable cash flow, a good dividend yield, and strong balance sheets.

We are positive on Indian and South Korean equities. India's corporate earnings growth is strong and market valuations are reasonable. South Korea's economy is growing and valuations are attractive.

We remain underweight Japanese equities given our concerns about the country's growth prospects. Thus, we prefer to hold multinationals and exporters that are exposed to favorable global regions. Our focus remains on companies with attractive valuations that hold key competitive advantages in terms of tech/market positions, or offering operational improvement potential. Defensive domestic consumption positions balance our holdings in Japan.

We continue to underweight Brazil and Mexico. We expect Brazil's economic recovery to continue at a slow pace. In Mexico, the revised trade agreement with the U.S. and Canada helps resolve trade uncertainty, but we are wary about incoming President Andres Manual Lopez Obrador's future policies.

Sit Fixed-Income President to Retire

Michael C. Brilley, Sit Fixed Income's president and chief investment officer, will retire in December 2018 — ending a 34-year career with Sit Investment Associates. Mike has enjoyed a distinguished 51-year career in the investment industry.



Mike co-managed all four of the Sit Bond Funds and the Sit Fixed Income private client and separate accounts. He was instrumental in creating many fixed income products that the firm has offered over his years with the firm. He also built an expert team of fixed income portfolio managers and analysts who continue to serve the firm.

Following Mike's retirement, Paul Jungquist, senior vice president and senior portfolio manager, will lead the tax-exempt bond group, and Bryce Doty, senior vice president and senior portfolio manager, will lead the taxable bond group. Paul Jungquist has been with the firm for 24 years, and Bryce Doty has been with the firm for 22 years. Their professionalism and long history with Sit Investment Associates will ensure a smooth leadership transition and continuation of the firm's successful investment strategy. Both Jungquist and Doty will report to CEO and Global Chief Investment Officer Roger Sit.

Mike looks forward to spending more time with his family and plans to pursue his many interests and avocations in retirement. His associates will greatly miss Mike and wish him a long, happy retirement.

Have You Taken Your RMD?

If you're 70½ or older, don't forget to take your Required Minimum Distribution (RMD) from your IRA by December 31st. If not taken, the IRS will assess a staggering 50% penalty tax, in addition to the income tax you would have owed on the distribution. If you'd like, you can have future RMDs processed automatically each year by completing and returning the RMD Distribution Form (available at www.sitfunds. com or by calling us at 1-800-332-5580).

2018 Year-end Distributions

The year-end distribution record date is December 18th and distributions will be paid on December 19th. 2018 fund estimates are available online at www.sitfunds.com.

New IRS Tax Guide

Are you looking for a user-friendly summary of the Tax Cuts and Jobs Act that was passed last December? If so, the IRS has prepared a brief, thorough and free publication for you to understand the many changes that have gone into effect. To obtain this short publication, visit www.irs.gov/pub/irs-pdf/p5307.pdf. If you prefer a paper copy, call the IRS Forms and Publication line at 1-800-829-3676.

Where There's a Will...

We've all heard that there are two certainties in life – death and taxes. While most Americans do their taxes each spring, many people fail to do some basic estate planning. For example, Aretha Franklin and Prince recently died without a will.

But whether you're famous or not, it's important to have a will because it will make life significantly easier after your death for family members, loved ones and beneficiaries. In short, a will allows you to exercise control over your property and how you would like it to be distributed after your death. In addition, you can appoint guardians for your minor children in your will.

The absence of a will may lead to prolonged and expensive arguments over who receives your property. Property must go through a probate court using a state's pre-established guidelines for how it is to be distributed. The information is considered public which allows anyone to see the details of an estate.

If you don't have a will, now is the perfect time to begin one. If you already have a will, consider reviewing it – especially if it's been a number of years – to make sure things are as you remember them or to make any desired changes.

New Retirement Contribution Limits

	2019	
	Under age 50	**Age 50 or Older**
Traditional & Roth IRA	$6,000	$7,000
SIMPLE IRA	$13,000	$16,000
401(k)	$19,000	$25,000

2019 Investment Seminars

Join us for breakfast or lunch at our 2019 investment seminars. Breakfast sessions begin at 7:30 a.m. at the Edina Country Club located at 5100 Wooddale Avenue, Edina, MN. Lunch sessions begin at noon in the third floor conference room of the IDS Tower at 80 South 8th Street in downtown Minneapolis. Seminars are free, but reservations are required. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com to reserve your spot.

For details of the 2019 investment seminars, please visit the Sit Mutual Funds seminar webpage at http://www.sitfunds.com/2019-investment-seminar-schedule/

February 26, 2019	*Living and Investing in a World of Uncertainty*
March 26, 2019	*So You Want to Be a Millionaire?*
April 30, 2019	*Aging, Investing and the New Retirement Reality*

Sit Dividend Growth Fund

As of September 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**6.82**	**13.82**	**14.72**	**11.77**	**11.00**	**9.86**	**1.68**
S&P 500® Index	7.71	17.91	17.31	13.95	11.97	8.97	
Class S Shares	**6.78**	**13.52**	**14.44**	**11.48**	**10.73**	**9.22**	**1.43**
S&P 500 Index	7.71	17.91	17.31	13.95	11.97	8.97	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	3.8
Apple, Inc.	3.5
Johnson & Johnson	3.2
Verizon Communications, Inc.	3.1
JPMorgan Chase & Co.	2.6

Company Name	% of Net Assets
Abbott Laboratories	2.3
Becton Dickinson and Co.	2.1
Home Depot, Inc.	2.1
Broadcom, Inc.	2.0
Occidental Petroleum Corp.	1.9
Total	26.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.5
Health Technology	13.5
Electronic Technology	10.0
Producer Manufacturing	9.0
Energy Minerals	7.4
Technology Services	6.9
Consumer Non-Durables	5.8
Retail Trade	5.3
Sectors Less Than 5.0%	25.8
Cash and Other Net Assets	0.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$945.8
S Share Assets (Millions):	$53.0
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$182.9
Median Market Cap (Billions):	$60.1
Turnover Rate:	9.9 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 27 years
Michael T. Manns, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**0.83**	**4.40**	**11.70**	**7.25**	**1.19**
Class S Shares	**0.77**	**4.14**	**11.44**	**6.98**	**0.94**
Russell 2000® Index	3.58	15.24	17.12	10.55	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
East West Bancorp, Inc.	2.2	Encompass Health Corp.	1.8
MKS Instruments, Inc.	2.0	Booz Allen Hamilton Holding Corp.	1.7
Strategic Education, Inc.	2.0	Monolithic Power Systems, Inc.	1.7
PacWest Bancorp	1.9	Pinnacle Foods, Inc.	1.6
Wintrust Financial Corp.	1.8	Orion Engineered Carbons SA	1.6
		Total	18.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	25.2
Producer Manufacturing	11.5
Process Industries	8.7
Consumer Services	7.2
Electronic Technology	5.6
Commercial Services	4.9
Health Technology	4.7
Consumer Durables	4.1
Sectors Less Than 4.0%	23.3
Cash and Other Net Assets	4.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.8
S Share Assets (Millions):	$4.0
Number of Holdings:	91
Wtd. Avg. Market Cap (Billions):	$4.4
Median Market Cap (Billions):	$3.6
Turnover Rate:	8.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of September 30, 2018

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**5.85**	**7.96**	**10.24**	**7.07**	**8.86**	**1.69**
Class S Shares	**5.86**	**7.69**	**9.97**	**6.82**	**8.59**	**1.44**
MSCI World Index	4.98	11.24	13.54	9.28	8.55	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.6
Producer Manufacturing	10.7
Health Technology	9.7
Process Industries	8.8
Technology Services	7.7
Consumer Non-Durables	6.9
Electronic Technology	5.9
Energy Minerals	5.8
Sectors Less Than 5.5%	20.7
Cash and Other Net Assets	4.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	69.6
Germany	6.7
Netherlands	5.6
United Kingdom	2.9
Canada	2.4
Switzerland	2.4
Spain	2.2
Ireland	2.2
2 Countries Less Than 2.2%	1.8
Cash and Other Assets	4.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	4.9
Verizon Communications, Inc.	3.5
JPMorgan Chase & Co.	3.2
Johnson & Johnson	2.8
Pfizer, Inc.	2.7
Apple, Inc.	2.7
Allianz SE, ADR	2.3
AbbVie, Inc.	2.3
Union Pacific Corp.	2.2
Nestle SA	2.1
Total	17.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$30.6
S Share Assets (Millions):	$3.3
Number of Holdings:	67
Wtd. Avg. Market Cap (Billions):	$190.1
Median Market Cap (Billions):	$75.9
Turnover Rate:	3.3 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 Kent L. Johnson, CFA, 29 years
 Raymond E. Sit, 26 years
 Michael J. Stellmacher, CFA, 27 years
 Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

	Style		
Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

FIXED-INCOME INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High		■	
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Bryce A. Doty, CFA, 28 years
  Ronald D. Sit, CFA, 34 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**4.59**	**11.14**	**10.72**	**9.33**	**8.35**	**7.19**
S&P 500® Index	7.71	17.91	17.31	13.95	11.97	9.81
Bloomberg Barclays Aggregate Bond Index	0.02	-1.22	1.31	2.16	3.77	5.07

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.7
Microsoft Corp.	2.3
Visa, Inc.	2.1
Alphabet, Inc.	2.1
Amazon.com, Inc.	2.1

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 2.93%, 11/15/27	0.8
FNMA, 2.96%, 2/25/27	0.6
United Airlines Trust, 3.70%, 12/1/22	0.5
U.S. Treasury Note, 3.13%, 5/15/48	0.5
FHLMC, 6.00%, 12/15/28	0.5

PORTFOLIO ALLOCATION (%)

Stocks	61.3
Bonds	33.4
Cash and Other Net Assets	5.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$40.1
Number of Holdings:	248

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of September 30, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | |
		1 Year	Since Inception
Class I Shares	**5.17**	**11.26**	**12.95**
Class S Shares	**5.11**	**10.98**	**12.68**
MSCI World Index	4.98	11.24	15.32

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.7	Suncor Energy, Inc.	2.6
Allianz SE, ADR	3.6	Starbucks Corp.	2.6
JPMorgan Chase & Co.	3.2	Home Depot, Inc.	2.5
Verizon Communications, Inc.	3.2	Apple, Inc.	2.5
Ingersoll-Rand, PLC	2.7	Alphabet, Inc.	2.5
		Total	29.1

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.7
Technology Services	11.5
Health Technology	9.9
Consumer Services	8.7
Producer Manufacturing	8.7
Consumer Non-Durables	8.6
Process Industries	5.7
Energy Minerals	5.2
Sectors Less Than 5.0%	20.2
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.3
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$189.7
Median Market Cap (Billions):	$86.6
Turnover Rate:	0.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 28 years
David A. Brown, 23 years
Kent L. Johnson, CFA, 29 years
Michael T. Manns, 31 years
Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Ronald D. Sit, CFA, 34 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**8.68**	**21.28**	**17.24**	**14.25**	**11.16**	**10.38**
Russell 1000® Growth Index	9.17	26.30	20.55	16.58	14.31	11.62

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	7.5	Adobe Systems, Inc.	3.0
Alphabet, Inc.	6.6	Facebook, Inc.	2.6
Microsoft Corp.	6.2	UnitedHealth Group, Inc.	2.1
Amazon.com, Inc.	4.3	Home Depot, Inc.	2.0
Visa, Inc.	3.8	Raytheon Co.	2.0
		Total	40.0

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	26.8
Electronic Technology	14.1
Producer Manufacturing	9.3
Consumer Services	8.7
Retail Trade	8.3
Health Technology	6.8
Finance	6.0
Consumer Non-Durables	4.5
Sectors Less Than 4.5%	14.8
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$127.7
Number of Holdings:	71
Wtd. Avg. Market Cap (Billions):	302.6
Median Market Cap (Billions):	78.7
Turnover Rate:	3.0 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of September 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**9.12**	**16.38**	**11.74**	**9.52**	**10.29**	**11.65**
Russell Midcap® Growth Index	7.57	21.10	16.65	13.00	13.46	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	3.2	Broadcom, Inc.	2.3
Arista Networks, Inc.	2.8	Booking Holdings, Inc.	2.2
Waste Connections, Inc.	2.7	Thermo Fisher Scientific, Inc.	2.2
PTC, Inc.	2.4	Ultimate Software Group, Inc.	2.1
Ulta Beauty, Inc.	2.3	Ecolab, Inc.	2.0
		Total	24.1

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 27 years

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.3
Electronic Technology	10.9
Finance	9.8
Health Technology	9.7
Producer Manufacturing	8.8
Retail Trade	6.2
Consumer Services	4.9
Process Industries	4.0
Sectors Less Than 4.0%	21.0
Cash and Other Net Assets	2.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$171.8
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$26.0
Median Market Cap (Billions):	$13.8
Turnover Rate:	5.1 %

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**7.33**	**15.42**	**10.90**	**7.51**	**9.91**	**10.42**
Russell 2000® Growth Index	5.52	21.06	17.98	12.14	12.65	8.72

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Paycom Software, Inc.	2.7	Ultimate Software Group, Inc.	2.0
Take-Two Interactive Software, Inc.	2.2	PTC, Inc.	1.9
Arista Networks, Inc.	2.2	Booz Allen Hamilton Holding Corp.	1.9
Waste Connections, Inc.	2.1	SVB Financial Group	1.9
Sarepta Therapeutics, Inc.	2.0	Skyworks Solutions, Inc.	1.9
		Total	20.7

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	17.4
Health Technology	17.1
Producer Manufacturing	9.5
Consumer Services	7.7
Electronic Technology	7.6
Finance	7.3
Industrial Services	5.5
Consumer Durables	5.4
Sectors Less Than 5.0%	20.8
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$106.5
Number of Holdings:	100
Wtd. Avg. Market Cap (Billions):	$8.0
Median Market Cap (Billions):	$4.8
Turnover Rate:	5.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of September 30, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**1.37**	**-0.05**	**5.86**	**2.81**	**3.85**	**4.00**
MSCI EAFE Index	1.35	2.74	9.23	4.42	5.38	5.42

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.0
Producer Manufacturing	11.7
Consumer Non-Durables	11.0
Technology Services	10.2
Process Industries	6.0
Electronic Technology	5.9
Consumer Durables	5.3
Consumer Services	4.6
Sectors Less Than 4.6%	23.2
Cash and Other Net Assets	3.1

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.9
Germany	9.1
Japan	8.8
France	8.8
Switzerland	8.2
China/Hong Kong	8.1
Netherlands	7.7
Canada	5.9
11 Countries Less Than 5.9%	18.4
Cash and Other Assets	3.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.9
Royal Dutch Shell, PLC, ADR	2.4
Safran SA	2.3
Allianz SE	2.2
Reckitt Benckiser Group, PLC	2.2
Suncor Energy, Inc.	2.1
Dassault Systemes SA	2.0
Bayer AG	2.0
ING Groep NV	1.9
Tencent Holdings, Ltd.	1.9
Total	21.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.9
Number of Holdings:	75
Wtd. Avg. Market Cap (Billions):	$79.1
Median Market Cap (Billions):	$47.3
Turnover Rate:	4.6 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years

Tasha M. Murdoff, 22 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Raymond E. Sit, 26 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-4.87**	**1.30**	**13.01**	**2.37**	**3.28**	**4.17**
MSCI Emerging Markets Index	-2.02	-3.13	9.78	1.20	2.91	3.28

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	21.0
Electronic Technology	15.0
Retail Trade	13.9
Energy Minerals	8.6
Technology Services	6.7
Health Technology	6.5
Consumer Services	6.3
Investment Companies	3.3
Sectors Less Than 3.0%	14.2
Cash and Other Net Assets	4.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	38.2
South Korea	12.7
South Africa	8.0
Taiwan	7.6
India	5.6
Chile	4.6
Israel	3.5
Singapore	2.5
7 Countries Less Than 2.5%	12.8
Cash and Other Assets	4.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	4.8
Samsung Electronics Co., Ltd.	4.7
Tencent Holdings, Ltd.	4.3
NICE Systems, Ltd., ADR	3.5
iShares MSCI India ETF	3.3
Naspers, Ltd.	3.3
Geopark, Ltd.	3.1
Taiwan Semiconductor Co.	3.0
China Construction Bank Corp.	2.9
China Petroleum & Chemical Corp., ADR	2.9
Total	35.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.8
Number of Holdings:	49
Wtd. Avg. Market Cap (Billions):	$89.4
Median Market Cap (Billions):	$23.3
Turnover Rate:	2.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of September 30, 2018

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
		Annualized Returns					
U.S. Government Securities	**0.42**	**0.81**	**0.90**	**1.22**	**2.30**	**5.19**	**2.98**
Bloomberg Barclays Intermediate Government Index	-0.11	-1.18	0.19	0.93	2.22	5.32	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	53.9
FNMA Pass-Through	19.9
GNMA Pass-Through	13.0
FHLMC Pass-Through	7.0
Asset-Backed	2.0
U.S. Treasury/Federal Agy.	1.6
Cash & Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$472.9
Average Maturity:	18.4 Years
Effective Duration:	2.1 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

	Duration		
Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Michael C. Brilley, 50 years
 Bryce A. Doty, CFA, 28 years
 Mark H. Book, CFA, 31 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Bryce A. Doty, CFA, 28 years
  Mark H. Book, CFA, 31 years
  Christopher M. Rasmussen, CFA, 18 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**0.59**	**0.90**	**0.86**	**0.65**	**0.63**	**2.33**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	0.33	0.20	0.73	0.83	0.80	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	41.0
Mortgage Pass-Through (Agy.)	14.8
Asset-Backed (non-agency)	14.0
Corporate Bonds	13.7
CMO (non-agency)	7.0
Taxable Municipal	4.9
Taxable Municipal (Agy-Backed)	2.4
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$81.3
Average Maturity:	9.6 Years
Effective Duration:	0.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of September 30, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-0.35**	**2.68**	**3.64**	**5.48**	**5.26**	**5.17**
Bloomberg Barclays 5-Year Muni Index	-0.20	-0.60	1.16	1.85	3.37	4.88

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.92	38.8% Tax Rate	4.77
		40.8% Tax Rate	4.93

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	24.9
Multi Family Mortgage	23.1
Other Revenue	8.4
Insured	7.3
Education/Student Loan	6.8
General Obligation	6.1
Hospital / Health Care	5.1
Investment Companies	3.6
Sectors Less Than 3.0%	8.3
Cash and Other Net Assets	6.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$217.7
Average Maturity:	17.4 Years
Duration to Estimated Avg. Life:	4.2 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2018

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.10**	**1.82**	**2.57**	**4.06**	**4.92**	**4.62**
Bloomberg Barclays 5-Year Muni Bond Index	-0.20	-0.60	1.16	1.85	3.37	4.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.89	44.83% Tax Rate	5.63
		46.63% Tax Rate	5.86

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.2
Single Family Mortgage	17.8
Hospital / Health Care	16.4
Education/Student Loan	12.9
General Obligation	7.0
Municipal Lease	6.4
Other Revenue	4.9
Utility	4.2
Sectors Less Than 4.0%	8.1
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$575.7
Average Maturity:	16.4 Years
Duration to Estimated Avg. Life:	4.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)



Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • Sit Fixed Income President to Retire • The Benefits of Having a Will • Sit Mutual Funds Third Quarter 2018 Performance • Sit 2019 Investment Seminars

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.